

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 24, 2006

Mr. Michael H. McIlvain
President, Director, and Chief Executive Officer
Golden Chief Resources, Inc.
896 N. Mill Street, Suite 203
Lewisville, TX 75057

> **Re:** **Golden Chief Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Filed June 26, 2006**
> **File No. 000-12809**

Dear Mr. Imai:

We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

Sincerely,

April M. Sifford
Branch Chief